50
3-11



02007617

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: September 30, 1998
Estimated average burden hours per response . . . 12.00

ANNUAL AUDITED REPORT FORM X-17A-5 PART III



SEC MAIL PROCESSING
RECEIVED
MAR 0 1 2002
WASH. D.C.
354
SECTION

SEC FILE NUMBER
8- 52468

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Cohen Bros. & Company, ~~Inc.~~

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1818 Market Street, 28th Floor
(No. and Street)

Philadelphia, PA 19103
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Donna Zanghi 215-546-5005
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP
(Name — if individual, state last, first, middle name)

2 Commerce Square, 2001 Market Street, Philadelphia, PA 19103
(Address) (City) (State) Zip Code)

CHECK ONE:

- XX Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 2 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

VF 3-21-02

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Donna M. Zanghi, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cohen Bros & Company, Inc. & Predecessor Corporation, as of December 31, 192001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

NOTARIAL SEAL
Courtney J. Everngham, Notary Public
City of Philadelphia, Phila. County
My Commission Expires March 14, 2005

Courtney J. Everngham
Notary Public

Donna M. Zanghi
Signature

Chief Financial Officer
Title

This report** contains (check all applicable boxes):

- ☐ (a) Facing page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Report Pursuant to Rule 17a-5 and Report of Independent Certified Public Accountants

Cohen Bros. & Company, Inc.
(a wholly-owned subsidiary of Cohen Bros. Financial LLC)

December 31, 2001

CONTENTS

Report of Independent Certified Public Accountants

Board of Directors
Cohen Bros. & Company, Inc.

We have audited the accompanying statement of financial condition of Cohen Bros. & Company, Inc. (a wholly-owned subsidiary of Cohen Bros. Financial, LLC), as of December 31, 2001, and the related statements of operations, changes in stockholder's equity and cash flows for the period October 2, 2001 (date of acquisition) through December 31, 2001 and for the Predecessor Company for the period January 1, 2001 through October 1, 2001 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Cohen Bros. & Company, Inc., as of December 31, 2001, and the results of its operations and its cash flows for the period October 2, 2001 (date of acquisition) through December 31, 2001 and for the Predecessor Company for the period January 1, 2001 through October 1, 2001 in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 14 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


Grant Thornton LLP

Philadelphia, Pennsylvania
February 22, 2002

Suite 3100
Two Commerce Square
2001 Market Street
Philadelphia, PA 19103-7080
T 215.561.4200
F 215.561.1066
W www.grantthornton.com

Grant Thornton LLP
US Member of Grant Thornton International

COHEN BROS. & COMPANY, INC.
(a wholly-owned subsidiary of Cohen Bros. Financial, LLC)

Statement of Financial Condition

December 31, 2001

ASSETS	
Cash	$ 177,925
Interest bearing deposit	16,203
Cash and cash equivalents	194,128
Deposit with clearing broker	104,303
Receivable from clearing broker	52,672
Securities owned, at market value	24,450
Loan receivable	201,906
Furniture and equipment, net	13,952
Goodwill	249,230
Intangible asset, net	195,000
Other assets	155,483
	$ 1,191,124
LIABILITIES AND STOCKHOLDER'S EQUITY	
Liabilities	
Other liabilities	$ 53,935
Stockholder's equity	
Common stock, $0.01 par value; 1000 shares authorized, 100 shares issued outstanding	1
Additional paid-in capital	1,224,999
Accumulated deficit	(87,811)
Total stockholder's equity	1,137,189
	$ 1,191,124

The accompanying notes are an integral part of this statement.

COHEN BROS. & COMPANY, INC.
(a wholly-owned subsidiary of Cohen Bros. Financial, LLC)

Statements of Operations

	For the period October 2, 2001 (date of acquisition) through December 31, 2001	Predecessor Company For the period January 1, 2001 through October 1, 2001
Revenues		
Commissions	$ 228,067	$ 473,362
Investment banking	223,400	399,641
Interest and dividend income	7,504	8,499
Total revenues	458,971	881,502
Expenses		
Employee compensation and benefits	324,248	325,981
Occupancy and equipment	10,655	13,044
Professional fees	80,913	184,286
Regulatory fees	3,837	19,863
Advertising	28,856	1,045
Clearing fees	29,947	18,684
Other operating expenses	68,326	74,971
Total expenses	546,782	637,874
NET (LOSS) INCOME	$ (87,811)	$ 243,628

The accompanying notes are an integral part of these statements.

COHEN BROS. & COMPANY, INC.
(a wholly-owned subsidiary of Cohen Bros. Financial, LLC)

Statement of Changes in Stockholder's Equity

For the period October 2, 2001 (date of acquisition) through December 31, 2001

	Common stock	Additional paid-in capital	Accumulated deficit	Total
Balance at October 2, 2001 (date of acquisition)	$ -	$ -	$ -	$ -
Capital contributions	1	1,224,999	-	1,225,000
Net loss	-	-	(87,811)	(87,811)
Balance at December 31, 2001	$ 1	$ 1,224,999	$ (87,811)	$ 1,137,189

The accompanying notes are an integral part of this statement.

COHEN BROS. & COMPANY, INC.
(a wholly-owned subsidiary of Cohen Bros. Financial, LLC)

Statements of Cash Flows

	For the period October 2, 2001 (date of acquisition) through December 31, 2001	Predecessor Company For the period January 1, 2001 through October 1, 2001
Cash flows from operating activities		
Net (loss) income	$ (87,811)	$ 243,628
Adjustments to reconcile net (loss) income to net cash used in operating activities		
Depreciation and amortization	754	1,964
Amortization of intangible asset	5,000	-
Change in unrealized gains	(480)	(2,925)
Purchase of securities owned	-	(21,000)
Increase in net receivable from clearing broker	(52,672)	261
Increase in clearing broker deposit	(377)	(3,800)
Increase in other assets	(22,774)	(130,228)
Decrease in due from Parent	-	(1,110)
Increase in other liabilities	33,957	12,123
Net cash (used in) provided by operating activities	(124,403)	98,913
Cash flows from investing activities		
Purchase of furniture and equipment	(2,768)	(6,161)
Issuance of loan receivable	-	(201,906)
Cash acquired in acquisition	196,299	-
Net cash provided by (used in) investing activities	193,531	(208,067)
Cash flows from financing activities		
Capital contributions from Parent	125,000	-
Net cash provided by financing activities	125,000	-
NET INCREASE (DECREASE) IN CASH	194,128	(109,154)
Cash at beginning of period	-	305,453
Cash at end of period	$ 194,128	$ 196,299

The accompanying notes are an integral part of these statements.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cohen Bros. & Company (the Company) is a Delaware corporation and was created when Cohen Bros. Financial LLC (Cohen Financial or Parent) purchased the outstanding stock of FMC Securities Corporation (FMSC) on October 2, 2001. The Company is a wholly-owned subsidiary of Cohen Financial. The Company is a securities broker-dealer, which comprises several classes of service, including securities brokerage and investment banking.

The Company is a broker-dealer registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc., and the Securities Investor Protection Corporation.

1. Basis of Financial Statement Preparation

The accounting and reporting policies of the Company conform with accounting principles generally accepted in the United States of America.

The preparation of financial statements requires management of the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The principal estimate that is susceptible to significant change in the near term relates to certain intangible assets, such as goodwill and dealer licenses. The outstanding goodwill and intangible asset resulted from the acquisition of FMSC. If such benefits, including new business, are not derived or the Company changes its business plan an impairment may be recognized.

2. Securities Transactions

Transactions in securities are recorded on a settlement-date basis.

3. Investment Banking

Investment banking revenues include fees arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking revenues also include fees earned from providing financial restructuring advisory services. Investment banking management fees are recorded on the offering date and underwriting fees at the time the underwriting is completed and the income is reasonably determinable.

4. Goodwill and Intangible Asset

The outstanding goodwill and intangible asset resulted from the acquisition of FMSC in 2001. The Company has recognized an intangible asset for the dealer license of $200,000, which is being amortized on a straight-line basis over 10 years. The Company recorded amortization expense for the intangible asset of $5,000 for the period October 2, 2001 (date of acquisition) through December 31, 2001.

(Continued)

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

On June 29, 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 141, *Business Combinations*, and SFAS No. 142, *Goodwill and Intangible Assets*. These statements are expected to result in significant modifications relative to the Company's accounting for goodwill and other intangible assets. SFAS No. 141 requires that all business combinations initiated after June 30, 2001 must be accounted for under the purchase method of accounting. SFAS No. 141 was effective upon issuance. SFAS No. 142 modifies the accounting for all purchased goodwill and intangible assets. SFAS No. 142 includes requirements to test goodwill and indefinite lived intangible assets for impairment rather than amortize them. SFAS No. 142 will be effective for fiscal years beginning after December 31, 2001 and early adoption is not permitted except for business combinations entered into after June 30, 2001. The Company adopted SFAS Nos. 141 and 142 at the completion of its acquisition of FMSC and accordingly has not recorded amortization expense for the goodwill recorded.

5. Furniture and Equipment

Furniture and equipment are carried at cost. Depreciation is generally computed on the straight-line methods over the estimated useful lives of the assets.

6. Income Taxes

The Company is a member of a consolidated group for federal income tax purposes. Federal income taxes are calculated as if the Company filed on a separate return basis, and the amount of the current tax or benefit calculated is either remitted to or received from Cohen Financial LLC. The amount of the current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates.

7. Advertising

Advertising expenses are expensed as incurred.

NOTE B - ACQUISITION

On October 2, 2001, Cohen Financial purchased the outstanding stock of FMC Securities Corporation from FinancialMuse.com, Inc. The total purchase price was approximately $1.1 million. The transaction was accounted for under the purchase method of accounting. The results of operations prior to October 2, 2001 (date of acquisition) are shown as the Predecessor Company. The acquisition resulted in the recording of approximately $230,000 of goodwill and $200,000 of an identifiable intangible asset, which were pushed down to the Company.

NOTE C - RECEIVABLE FROM CLEARING BROKER

The Company conducts business through its clearing broker for its proprietary accounts. The Company also introduces customer accounts on a fully disclosed basis to the clearing broker and earns revenues and incurs expenses from activities in those accounts. The clearing and depository operations for the Company's customer accounts and proprietary accounts are performed by its clearing broker pursuant to a clearance agreement. All amounts receivable from the clearing broker, reflected on the statement of financial condition, are positions carried by and amounts due from this clearing broker.

NOTE D - LOAN RECEIVABLE

On September 19, 2001, the Company entered into an unsecured loan to one of the members of Cohen Financial. The loan bears interest at 10% annually and expires on September 19, 2003. The balance at December 31, 2001 is $201,906.

NOTE E - FURNITURE AND EQUIPMENT

Furniture and equipment are as follows:

	Estimated useful lives	
Furniture and equipment	3 to 5 years	$ 14,706
Less accumulated depreciation		(754)
		$ 13,952

Depreciation expense was $754 for the period October 2, 2001 (date of acquisition) through December 31, 2001. The Predecessor Company recorded depreciation expense of $1,964 for the period January 1, 2001 through October 1, 2001.

NOTE F - INCOME TAXES

The Predecessor Company has not recorded current income tax expense due to its utilization of a net operating loss carryforward from the years ended December 31, 2000. As of December 31, 2001, the Company has remaining net operating loss carryover of approximately $94,000, expiring in 2020. As of December 31, 2001, a deferred tax asset has not been recognized with respect to the net operating loss.

(Continued)

NOTE G - EMPLOYEE BENEFIT PLAN

The Company maintains a 401(k) savings plan covering substantially all employees of the Company. Under the plan, the Company matches 50% of employee contributions for all participants, not to exceed 3% of their salary. Contributions made by the Company were $1,861 during the period October 2, 2001 through December 31, 2001. The Predecessor Company contributed $10,205 to the plan for the period January 1, 2001 through December 31, 2001.

NOTE H - RELATED PARTY TRANSACTIONS

The Company pays certain direct expenses as outlined in its Management and Expense Agreement, with Cohen Financial, executed on October 2, 2001 including salaries, employee benefit costs, registration fees, and other related expenses incurred on behalf of the Company.

The Company provides brokerage and investment banking services for the following affiliates.

The Bancorp.com, Inc. (TheBancorp), whose Chairman is a member of Cohen Financial, paid the Company $163,333 for brokerage services during the period October 2, 2001 (date of acquisition) through December 31, 2001. The Predecessor Company recorded investment banking and brokerage service income of $288,663 and $299,214, respectively, for the period January 1, 2001 through October 1, 2001.

Resource America, Inc. (RAI), whose Director is a member of Cohen Financial, paid the Company $79,132 for brokerage services for the period October 2, 2001 (date of acquisition) through December 31, 2001. The Predecessor Company recorded investment banking and brokerage service fees of $20,978 and $7,100, respectively, for the period January 1, 2001 through October 1, 2001. As of December 31, 2001, $16,878 is due from RAI and is included in other assets.

The Company recorded investment banking income of $148,400 for a partnership owned by a member of Cohen Financial during the period October 2, 2001 (date of acquisition) through December 31, 2001. In addition, the Company is performing accounting and booking services for this partnership and has recorded $10,000 of deferred revenue, included in other liabilities, which will be recognized over a 10 year period. The Predecessor Company recorded investment banking income of $90,000 for a partnership owned by a member of Cohen Financial during the period January 1, 2001 through October 1, 2001. As of December 31, 2001, the $90,000 is due from this member and included in other assets.

The Company maintains some of its bank accounts with TheBancorp. As of December 31, 2001, the Company had $189,152 in deposits at TheBancorp.

The Company subleases office space from TheBancorp at a rate of $1,000 per month. The Company is also responsible to pay certain common costs. Rent expense for the period October 2, 2001 (date of acquisition) through December 31, 2001 was $3,000, of which $2,000 is due to TheBancorp at December 31, 2001. The Predecessor Company paid rent of $4,180 to TheBancorp for the period January 1, 2001 through October 1, 2001.

NOTE I - COMMITMENTS

The Company entered into leases that expire in 2002 and 2010. The approximate annual minimum lease payments as of December 31, 2001 are:

2002	$ 30,400
2003	12,000
2004	12,000
2005	12,000
2006	12,000
Thereafter	45,000
	$ 123,400

Rent expense for the period October 2, 2001 (date of acquisition) through December 31, 2001 was $9,900. The Predecessor Company Recorded rent expense of $13,800 for the period January 1, 2001 through October 1, 2001.

NOTE J - NET CAPITAL REQUIREMENT

The Company is subject to the net capital provisions of Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital, as defined. As applied to the Company, the rule requires minimum net capital of $50,000. As of December 31, 2001, the Company's net capital was $314,841, which exceeds the minimum requirements by $264,841.

SUPPLEMENTAL INFORMATION

COHEN BROS. & COMPANY, INC.
(a wholly owned subsidiary of Cohen Bros. Financial, LLC)

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2001

Net capital	
Total stockholder's equity	$ 1,137,189
Deductions	
Nonallowable assets	
Furniture and equipment, net	13,952
Loan receivable	201,906
Goodwill	249,230
Intangible asset	195,000
Other assets	155,483
Total deductions	815,571
Net capital before haircuts	321,618
Haircuts on securities owed and money market funds	6,076
Undue concentration charge	701
	6,777
Net capital	314,841
Minimum net capital required	50,000
Excess net capital	$ 264,841
Aggregate indebtedness	$ 53,935
Ratio of aggregate indebtedness to net capital	17.1%

No material differences exist between the above computation and the computation included in the Company's corresponding unaudited Form X-17A-5(d) Part IIA filing.